EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Immediate Report - Cooperation Agreement between Pelephone and Cellcom

On September 21, 2014, the subsidiary, Pelephone Communications Ltd. ("Pelephone") entered into a cooperation agreement with Cellcom Israel Ltd. ("Cellcom") for the maintenance of passive components at cellular sites, including the consolidation of passive components and reducing costs by means of a common supplier (contractor). The supplier to be selected through an offer acceptance process will execute separate agreements with Pelephone and Cellcom, as a general rule, for a period of at least five years. The agreement is subject to regulatory approval.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.